

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2022

Eric Gravengaard
Chief Executive Officer
Athena Bitcoin Global
1332 N. Halsted St. Suite 403
Chicago, IL 60642

> **Re: Athena Bitcoin Global**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed June 24, 2022**
> **File No. 333-262629**

Dear Mr. Gravengaard:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 3, 2022 letter.

Amendment No. 3 to Registration Statement on Form S-1

General

1. We note that beginning on page 40 the Company includes accounting analyses that we requested for the purpose of facilitating our evaluation of the Company's disclosure and not for the purpose of inclusion in your filing. See for example June 24, 2022 response 10 and May 16, 2022 response 8. We note that those analyses may not be suited to exposition in the Form S-1 in the manner undertaken. For example, one or more of those discussions appears to be incomplete in its analysis and in its articulation of the rights and obligations of the parties to the transactions to which the discussions apply. We also note that some of the discussions use accounting terms incorrectly (e.g., performance obligation) and its placement in MD&A appears to lack the appropriate context necessary to understand the

discussion. Please consider making substantial revision to your Form S-1 to include appropriate, fulsome disclosure in an appropriate context. For example, the business section should include for each material type of transaction, product, or service offering, including those identified in Note 3 on pages F-18 and F-50, disclosure of the material terms of those transactions, products and service offerings; the financial statements should include a description of the material rights and obligations of the contracts and your accounting policies for each of them, as distinguished from the analyses you created to support them; and MD&A should identify the critical accounting estimates that underlie the accounting for those transactions and discuss why each critical accounting estimate is subject to uncertainty, how much each estimate and/or assumption has changed over the relevant period, and sensitivity analysis of the reported amount to the methods, assumptions and estimates underlying its calculation.

2.   As a follow-up to the preceding comment and in order to facilitate our evaluation of your last response and your accounting policies, please revise your financial statement revenue recognition accounting policy note to clearly address the following points for each revenue stream identified in the disaggregated revenue disclosure in Note 3 on page F-18 and in Note 3 on page F-50 and for each material product and service offering:
   • who is your customer (or customers) as that term is used in ASC 606;
   • what is the duration of the ASC 606 accounting contract and why;
   • what are the promised goods or services;
   • what are the Company's performance obligations;
   • what is the consideration specified in the contract (including whether the consideration is fixed or variable, and if variable, whether it is constrained);
   • what is the ASC 606 transaction price; and
   • when control of the promised good or service transfers to the customers and how revenue is recognized (e.g., at a point in time or over time).

Risk Factors
Our failure to safeguard and manage our crypto assets..., page 19

3.   We note your disclosure that as of March 31, 2022 you were responsible for safeguarding $286 thousand in crypto assets, all in the form of Bitcoin, for users of your discontinued BitQuick platform. Please revise your disclosure to clarify what you mean by "safeguarding" and to discuss in greater detail your practices for safeguarding these crypto assets. In this regard, please revise your disclosure to clarify whether you are custodying Bitcoin for these users and if you are safeguarding keys for users, as discussed in your response to comment 10. If so, please revise to explain your custodying practices and how you safeguard the keys.

4.   We note your response to comment 15 in which you disclose that you assume the risk of loss for funds used in the operation of the Chivo branded ATMs while those funds are in transit and that you do not believe that you are safeguarding in relation to your activities for the government of El Salvador. Please revise your disclosure to identify the specific funds that you assume the risk of loss for while those funds are in transit, provide greater

details regarding your role and responsibilities, including what you mean by "in transit," and tell us how you have determined that you are not custodying those assets. Please also revise your disclosure to identify the cash logistics companies that you have contracted with and explain their role(s) in greater detail.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Revenue Recognition for the Sale of IP to Government of El Salvador, page 40

5. We continue to evaluate response 6 and your accounting for the sale or license of IP to the government of El Salvador. We note that the disclosure on page 6 of your filing identifies what appear to be a number of promises that you appear to have made in your contract with the government of El Salvador, including, but not limited to those listed below, however the material terms of this contract are not disclosed in your financial statement footnotes discussing the contract (see pages F-19 and F-51) and your accounting for this contract is not clearly evident from your revenue recognition accounting policy in Note 3 to your interim and annual financial statements. For example, it remains unclear whether this is an all-inclusive list of the promised goods and services you agreed to provide; what some of the descriptions below mean, (e.g. "subsequent improvements"); what constitutes the ASC 606 contract (e.g., whether legal contracts are required to be combined for purpose of the determining the ASC 606 accounting contract); what the ASC 606 performance obligations are and why; what the ASC 606 transaction price is and how you allocated it to the performance obligations; and the pattern of recognition for each performance obligation. Please revise your financial statement footnotes to disclose the promised goods and services in this contract and your accounting for the contract. Please provide us your accounting analysis.
    *   installing and operating ATMs;
    *   installing POS terminals;
    *   maintaining the existing software infrastructure supporting the operation of the ATMs;
    *   hardware maintenance of the ATMs;
    *   cash logistics;
    *   customer support;
    *   develop and maintain a Bitcoin platform (Chivo Ecosystem) to support the Chivo digital wallet;
    *   provide the software for the Chivo digital wallet, comprising both the software that runs on mobile smartphones and the software that runs on servers, with the functionality described on page 6;
    *   deliver "subsequent improvements;"
    *   assist the government's secondary provider; and
    *   "[p]arts of the contract related to data retention security, analysis and reporting remain in effect as of the time of this prospectus."

6. We note the payment terms as outlined in the MSA, for services performed for the government of El Salvador. In addition to the above comment, tell us how you established

and evaluated collectability for each performance obligation in the MSA at the onset of the contract and then subsequently for incremental services performance after December 15, 2021, considering the lack of timely payment received and the government's decision to discontinue using the Company's software on December 15, 2021.

7.   As a follow-up to response 6, please revise your disclosure to clarify the relationship between your material rights and obligations under your contract with the government of El Salvador and the XPay negotiation. If your contract with the government of El Salvador obligates you to transfer to the government of El Salvador assets acquired from XPay if and when that acquisition is completed, tell us how the contract describes that obligation and to what extent it is limited to your XPay negotiation. Similarly, please reconcile for us the statement on page 40 that the Company has satisfied its obligations to the government of El Salvador and the related statement that the accounting for such contract is pending the closing of the XPay acquisition.

8.   As a follow-up to response 6, please reconcile for us your assertion on page 40 that you have granted to the government of El Salvador a right of access, but you will recognize revenue from that contract at a point in time.

9.   Please also tell us what you mean in response 6 when you say "in consideration for our previous payments of $1,595,000 in the aggregate to the owners of XPay (see Note 15 on page F-29 of our financial statements) we had and continue to have the legal right to transfer the ownership of such intellectual property to the government of El Salvador." For example, describe which intellectual property you are referring to, whether you are asserting that you acquired an asset from XPay owners for $1.6 million and, if so, explain what is the nature of the asset.

10.   We note the discussion on page 88 about the letter of intent related to the XPay transaction. More clearly articulate in your disclosure the status of these negotiations, why the terms are nonbinding, the range of possible outcomes, what you are acquiring (e.g., in at least one place your disclosure says the transaction is the acquisition of XPay), whether you have issued common shares, whether you have received management services, and the relationship of this transaction to your contract to sell IP to the government of El Salvador.

11.   For the XPay transaction, tell us the analysis you did to conclude that Rule 3-05 financial statements and Article 11 pro forma financial information are not required. Update your disclosure in Note 15 on page F-29 and Note 15 on page F-60 to clarify the accounting elements of the transaction. Tell us how you determined those accounting elements (e.g., asset acquisition, business combination, executory contract for services that will result in compensation expense, etc.).

Revenue Recognition for the Sale of Digital Assets
Sale of Digital Assets via ATMs, page 46

12.   We note on page 46 your disclosure, "The transfer of ownership and control over Digital Assets is done using the protocol of the Blockchain Network and happens at the precise moment in time when a blockchain transaction transferring that ownership and control is broadcast on the peer-to-peer network between nodes." Please revise your accounting policy note in your interim and annual financial statements to clarify if this is the point in time when you recognize revenue from sales of digital assets via Athena ATMs and via phone, which you describe as over-the-counter revenue.

Sale of Digital Assets via Phone, page 47

13.   In regard to the sale of digital assets via phone, we note the disclosure under "Accounting" on page 48 stating that the order of Step 1 and Step 2 could be reversed but that such reversal would not impact the accounting treatment. In situations where step 2 occurs first, please clarify if the Company records a liability in the amount of the funds received until the transaction and transfer occurs and clarify the nature of the liability, if so. In addition, tell us how you account for any changes in digital asset pricing during the transactional process from the time the customer order is confirmed, funds are received and subsequent use of the proceeds by the Company to purchase the digital assets.

Sale of Crypto Asset via White Labeled ATMs, page 49

14.   As it relates to the Company's ASC 606 evaluation, please address the following:
   • the Company has identified performance obligations (a) through (f), however, the information included in (a) through (c) do not actually represent any obligation of the Company. Similar disclosure is subsequently made on page 51 referring to the completion of performance obligations (b) and (f);
   • the Company's citation of ASC 606-10-32-32 in the allocation of the transaction price appears to be inconsistent with the subsequent conclusion to rely upon the stated amounts. Clarify for us how the Company determined the ASC 606 transaction price;
   • in regard to disclosure throughout the filing that white-label services also includes revenue generated from POS terminals and licensing of software, revise the financial statements notes to disclose the rights and obligations of the arrangements for each POS terminals and licensing of software along with your revenue recognition policy. For your licensing of software, clarify exactly what is being licensed and the nature of the arrangement;
   • as it relates to the arrangement with the government of El Salvador for use of the white-label ATMs, clarify what you mean when you disclose that the "Company must install White-Labeled ATMs at the locations determined by the Service Client." For example, tell us whose ATMs you are installing and whether you are selling or leasing the ATMs to the government of El Salvador. Provide us with your

supporting accounting analysis of whether the arrangement represents a lease in the scope of ASC 842;

- your disclosure in step 5 discusses revenue sources related to "Athena ATMs," clarify how these revenue sources relate to your white-label services; and

- in regard to your disclosure that fees recognized through revenue for the white-label services are recognized over time, clarify specifically which fees this disclosure relates to and why. If any white-label fees are recognized at a point in time, then revise to clarify.

15. In order to help us continue to evaluate your response to comment 9 and your assertion that you are an agent in the sale of crypto assets through white-label ATMs and POS Terminals, please provide clarity on the points below and consider the need for revised disclosure.

- identify for us who the Company considers to be their customer, or customers under ASC 606;

- tell us what the nature of your promise is. Your statements on page 49 that the "Company must operate the White-Labeled ATMs including keeping them stocked, online, and ready to function" and the "Company must deliver a Digital Asset to the address specified by the ATM user immediately after the funds are inserted" appear to suggest that the Company controls the crypto asset prior to transfer to the customer;

- in regard to the Company's obligations to maintain stocking of the ATMs, and the obligation to purchase and replenish digital assets used in this transaction, explain to us what this means and how this impacted your assessment of control of these digital assets;

- in regard to the Company's identified obligation to deliver the digital asset to the address specified by the ATM user, provide us with your assessment of control regarding the delivery of the identified digital asset. Refer to ASC 606-10-55-36A(b), 37A and 39(a);

- in regard to the Company's obligation to purchase Digital Assets to replenish the ATMs at its discretion, clarify whether this is a contractual obligation or if it is purely at the Company's discretion;

- as it relates to the Company's discretion to purchase and replenish the digital assets at a certain price and assumption of price risk, tell us how you considered this in your assessment of ASC 606-10-55-39(c);

- regarding the Company's disclosures on page 73 and F-33 that the Company assumes risk of loss for funds used in the operation of the Chivo branded ATMs while those funds are in transit as well as the assumption of price risk discussed in the bullet point above, tell us how you considered this in your assessment of ASC 606-10-55-39(b);

- tell us where the crypto assets sold through white-label ATMs and POS terminals are held, who controls them, and how they exercise that control;

- quantify the amount of digital assets purchased to replenish the ATMs and identify the sources of liquidity for these purchases during the periods presented; and

- reconcile the statement on page 6 that "currently, there are no on-going obligations with respect to the POS terminals" with the statement on page 39 that you operate POS terminals on behalf of certain customers.

Facilitation of Sale of Digital Assets via BitQuick, page 52

16. In order to continue to help us evaluate your response to comment 10 and your assertion that you are an agent in the sale of crypto assets through the BitQuick Service, please address the following:
    - identify for us who the Company considers to be the customer, or customers, as that term is used in ASC 606;
    - clarify to which party each of the performance obligations are provided;
    - provide us with your assessment of control regarding the delivery of the specified digital asset between the buyer and seller. Refer to ASC 606-10-55-36A(b), 37A and 39(a);
    - your response indicates that the Company had 1 of 3 cryptographic keys and that the use of the Company's cryptographic key was to transfer ownership and control of the crypto asset from a seller to a buyer, explain why you do not believe that this represents control of the specified good that is transferred to the customer. Refer to ASC 606-10-55-37;
    - noting your response and disclosures that the Company recognizes an asset for "crypto assets held" on the balance sheet representing the market value of the Bitcoin held for delivery to the buyers on the BitQuick platform, explain how this disclosure is consistent with the conclusion that the Company does not control the digital asset and then transfers or delivers it to the customer; and
    - explain if the Company has any risk of loss associated with or during the transfer of the digital asset to the buyer;
    - tell us whether the Company ever used its own crypto assets to settle transactions;
    - clarify for us what you mean when you state the Company receives a fee for "facilitating" the transaction between the Bitcoin Buyer and the Bitcoin Seller;
    - clarify for us how your website "connects buyers with sellers and [provides] a communication tool for buyer and seller to interact" without you controlling the crypto asset being sold to purchaser; and
    - reconcile for us what appear to be contradictory statements. For example, response 11 refers to previous disclosure that Bitcoin was "in possession of the Company pending delivery to BitQuick customers;" response 10 refers to "affirmative consent to the Company to deliver the Digital Asset," but then notes the Digital Asset "is owned and controlled by them in a multi-signature wallet that they have control over;" page 43 states that the Company "did not have custody, control or ownership of the Digital Asset;" and page 51 states "At no time were the funds in the possession, custody, or control of the Company."

Financial Condition, page 70

17.	Please revise your disclosures to explain why the restricted cash held for customers does not equal the liability for cash held for customers as of March 31, 2022. In this regard, we note that the amounts were equal at December 31, 2021. As such, revise your disclosures to clarify if there were any changes in policies, processes or agreements regarding this restricted cash held for customers. In addition, disclose how the Company anticipates being able to generate or obtain the cash flows necessary to satisfy this shortfall in your liquidity and capital resources disclosures beginning on page 71.

Liquidity and Capital Resources, page 71

18.	We note that the Company excludes current liabilities that are short-term obligations that can be re-negotiated or changed, in their definition of operational net working capital. We also note that the Company excludes amounts of $3.5 million advances for revenue contract, $807 thousand leased liabilities, $2.0 million long-term debt (current portion) and $59 thousand short-term debt as of March 31, 2022. Please explain why you believe it is appropriate to exclude these amounts in your definition and calculation and if the adjustments are based on hypothetical scenarios. Specifically, tell us how these amounts can be re-negotiated or changed under the contractual terms of each arrangement, without the incurrence of other additional costs and entering into new agreements, which have not yet occurred. In addition, tell us how you considered these adjustments to represent individually tailored accounting.

19.	We note your disclosure on page F-11 that the Company has accounts at financial institutions secured by the Federal Deposit Insurance Corporation (FDIC) and further, the Company has deposits in excess of the FDIC-insured limit. Please revise your disclosures to define the FDIC coverage and limitations for your customers, in the event of insolvency by the Company. In addition, quantify the amount of cash deposits in excess of the FDIC-insured limit.

20.	We note that the average level of cash per ATM machine in the U.S. (i.e. 227 at March 31, 2022) was $4,236 during the quarter ended March 31, 2022 and that there were 227 ATM machines in the U.S. at March 31, 2022. We also note that the balance of cash and cash equivalents reported on the balance sheet at March 31, 2022 was $1.0 million. In light of these metrics, please revise your disclosures to discuss how the Company is able to finance and perform its daily operating activities and manage liquidity, while also maintaining the noted levels of cash in the ATM machines.

21.	Please revise page 71 to define footnote 3 or remove it.

Condensed Consolidated Balance Sheets, page F-2

22.	Please analyze for us how you determined to classify digital assets as noncurrent, including your consideration of ASC 210-10 and any other applicable guidance. In this regard, we note your response to comment 45 from your letter dated August 16, 2021.

<u>Condensed Consolidated Statement of Operations and Comprehensive Income (Unaudited), page F-4</u>

23.   Considering the different reasons the Company uses crypto assets in their business, as indicated in the rollforward on page F-21, please explain to us the basis for your conclusion to classify impairment in cost of revenue including the authoritative literature on which you relied. In addition, considering the classification of impairment within cost of revenue, also explain to us the basis for classifying the recognized gains and losses on crypto assets used, as explained in your response to comment 18, within other income (expense).

<u>Notes to Unaudited Condensed Consolidated Financial Statements</u>
<u>Note 1. Nature of Business and Summary of Significant Accounting Policies</u>
<u>Revenue Recognition, page F-9</u>

24.   We note in your interim financial statement revenue recognition accounting policy note on page F-11 that you cross-reference to disclosure in Management's Discussion and Analysis of Financial Condition and Results of Operation. We note that Securities Act Rule 411 only permits such cross-references in financial statements in limited circumstances. Please clarify for us why you believe you meet these limited circumstances. To the extent you do not meet these circumstances, please remove the cross-reference and revise the footnote to include a clear, complete and succinct description, separately identifiable to each source of revenue described in Note 3, of your revenue recognition accounting policies.

<u>Expenses Paid in Crypto Assets, page F-13</u>

25.   We note your response to comment 18. Please address the following items:
   •   clarify in your disclosure whether the invoice specifies the settlement amount as a fixed amount of crypto assets or a fixed amount of USD;
   •   provide us with an accounting analysis explaining your consideration of whether there is an embedded derivative in the scope of ASC 815-15 in the payment terms of these arrangements;
   •   quantify in your disclosure the gross gains and gross losses, if any, from invoice settlement recognized during the reporting periods presented;
   •   tell us whether a loss is recognized upon settlement of the invoice and, if so, how it is determined. For example, the journal entries in the response appear to indicate that the settlement amount exceeds the carrying value and a loss is recognized. Tell us whether the loss, in this example, represents an impairment loss due to fair value of the crypto asset transferred being less than the carrying value; and
   •   we note your disclosures on pages F-13 and F-14 include accounting analysis and scoping considerations detailed in your prior response to comment 18, however, the financial statements should include a description of the material terms of your arrangements and your accounting policies. Revise accordingly.

Recently Adopted Accounting Pronouncements, page F-17

26. To help us further evaluate response 12 and your adoption of SAB 121, please clarify what you mean by the statement "Our financial statements reflected this interpretation of SAB 121 and Topic 5:FF, because we included Bitcoin held for delivery to BitQuick users as an asset and a corresponding current liability, both marked to market." For example, explain if your historical accounting reflects marking both the asset and liability to fair value through the statement of comprehensive income each reporting period. If so, then tell us what was your basis for such accounting and how it reconciles to your accounting policy to account to account for digital assets as indefinite-lived intangible assets recorded at cost less impairment. Further, provide us with the supporting analysis you did to conclude that the Bitcoin in your BitQuick service was required to be recognized by the Company under U.S. GAAP as an asset.

27. As a follow-up to response 12, please revise your presentation to identify the liabilities and assets recognized as a result of the application of SAB 121 as a safeguarding liability and a safeguarding asset; to present them separate from digital assets held; and to disclose your accounting policy for them. Please also identify for us where you make each of the disclosures required by SAB 121.

28. As a follow-up to response 12, please analyze for us the applicability of SAB 121 to the Chivo Ecosystem. In this regard, the disclosure on page 6 appears to indicate the Chivo Ecosystem is a Bitcoin platform maintained by the Company that stores USD and Bitcoin balances.

Note 5. Crypto Assets Held, page F-20

29. Your accounting policy for Crypto Assets Held states, "Accordingly, any decrease in their fair values below our carrying values for such assets at any time subsequent to their acquisition will require us to recognize impairment charges." However, both your response to comment 10, from your letter dated December 3, 2021, in which you state that the Company "evaluates the carrying value of its crypto assets at the end of each month" for impairment and your accounting policy for Digital Intangible Assets, which includes the phrase "which is measured using the quoted price of the crypto asset at the time its fair value is being measured" appear to illustrate an accounting convention that does not recognize impairment losses in all such circumstances described in your Crypto Asset Held accounting policy. We are unable to reconcile you're apparent accounting convention to ASC 350-30-35-19. Please reconsider the need to revise the accounting policy described under Digital Intangible Assets to comply with this guidance.

Notes to Audited Condensed Consolidated Financial Statements
Note 1. Nature of Business and Summary of Significant Accounting Policies
Segment Reporting, page F-48

30. Given the significance and importance of the operations in El Salvador based on the

Eric Gravengaard
Athena Bitcoin Global
August 17, 2022
Page 11

disclosures in the registration statement as well as on the financial statements, please revise to provide segment information in accordance with ASC 280-10-50-41 and 42.

Note 18. SAFT, page F-61

31.   Please revise Note 18 to describe the material terms of the SAFTs and your accounting policy for them. Please further revise Note 18 to describe the material terms of the conversion, including whether such conversion occurred pursuant to the original terms of the SAFT. Please provide to us supporting analysis with citation to authoritative literature.

Item 16. Exhibits and Financial Statement Schedules
Exhibit 23.1, page II-5

32.   The accountants' consent references Form S-1 Amendment 2 when the consent should address Form S-1 Amendment 3. Please revise accordingly.

You may contact Marc Thomas, Staff Accountant, at (202) 551-3452 or Robert Klein, Accounting Branch Chief, at (202) 551-3847 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at (202) 551-3552 or Sandra Hunter Berkheimer, Legal Branch Chief, at (202) 551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance